EXHIBIT 3.1
CERTIFICATE OF DESIGNATION
OF SERIES A PREFERRED STOCK
OF
FINJAN HOLDINGS, INC.
May 20, 2016
Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Finjan Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:
WHEREAS, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation ("Preferred Stock") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "Board"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and
WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.
NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "Certificate of Designation") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:
1.Designation. There shall be a series of Preferred Stock that shall be designated as "Series A Preferred Stock" (the "Series A Preferred Stock") and the number of Shares constituting such series shall be 102,000. T
2.he rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock shall be as set forth herein.

14108780.10

2.    Defined Terms. For purposes hereof, the following terms shall have the following meanings:
"Adverse Party Proceeds" has the meaning set forth in Section 8.1.
"Adverse Party Redemption Percentage" has the meaning set forth in Section 8.1.
"Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.
"Board" has the meaning set forth in the Recitals.
"Certificate of Designation" has the meaning set forth in the Recitals.
"Certificate of Incorporation" has the meaning set forth in the Recitals.
"Common Stock" means the common stock, par value $0.0001 per share, of the Corporation.
"Corporation" has the meaning set forth in the Preamble.
"Date of Issuance" means, for any Share of Series A Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).
"Deemed Liquidation" means (a) any merger, acquisition, share exchange, or other corporate transaction or series of transactions in which the stockholders of the Corporation immediately prior to such transaction or series of transactions do not own a majority of the outstanding shares and a majority of the voting power of the surviving entity (or its parent) after such transaction or transactions, (b) any sale, lease or other disposition of all or substantially all of the assets of the Corporation, and/or (c) any sale, lease or other disposition of a material portion of the Corporation’s patents, patent applications or other intellectual property. Notwithstanding the foregoing, the entry by the Corporation or its Subsidiaries into licensing or settlement agreements with respect to its or their patents in the ordinary course of business shall not, in and of itself, be deemed to be a “Deemed Liquidation” under clauses (b) and (c) of the definition of “Deemed Liquidation” to the extent that the Corporation receives Adverse Party Proceeds or Licensing Proceeds therefrom.
"Default Rate" has the meaning set forth in Section 8.5(b).
"Junior Securities" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock.

"Licensing Proceeds" has the meaning set forth in Section 8.1.
"Licensing Redemption Percentage" has the meaning set forth in Section 8.1.
"Liquidation" has the meaning set forth in Section 5.1(a).
"Liquidation Value" means, with respect to any Share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series A Preferred Stock), an amount equal to the lesser of:
(a)    2.8 times the Original Purchase Price; or
(b)    the following: (i) from the Date of Issuance to August 18, 2016, 1.5 times the Original Purchase Price; (ii) from August 18, 2016 to May 15, 2017, 1.65 times the Original Purchase Price (iii) from May 15, 2017 to the May 10, 2018, 1.75 times the Original Purchase Price; and (iv) thereafter, 1.75 times the Original Purchase Price plus 0.1 times the Original Purchase Price for every ninety day period following May 10, 2018.
"Majority in Interest" means the holders of more than fifty percent (50%) of the Series A Preferred Stock.
"Negative Litigation Event" means the occurrence of any of the following: (a) any subsequent decision (after the Date of Issuance) by the United States Court of Appeals for the Federal Circuit or the District Court for the Northern District of California that has the effect of setting the damages amount owed to the Corporation or its Subsidiaries by Blue Coat Systems, Inc. in Case No. 5:13-cv-03999-BLF (N.D. Cal) at fifty percent (50%) or less of the damages awarded on August 4, 2015 (the “Awarded Damages”), or (b) the decision of any court, government agency or administrative body materially affecting the ability of the Corporation or its Subsidiaries to collect more than fifty percent (50%) of the Awarded Damages from Blue Coat Systems, Inc., as reasonably determined in good faith by a Majority in Interest, or (c) Blue Coat Systems, Inc. (or any successor thereto) experiences a material adverse change in its financial condition which in the reasonable good faith discretion of a Majority in Interest would reasonably be expected to cause Blue Coat Systems, Inc. to be unable to pay the Corporation at least fifty percent (50%) of the Awarded Damages.
"Negative Treasury Event" means any consecutive 30 day period of time during which the Corporation’s Net Cash is less than $2,500,000.
“Net Cash” means, as of any determination date and with respect to the Corporation and its Subsidiaries, the difference between (A) the sum of (i) the amount of cash and cash equivalents held by the Corporation and the Corporation Subsidiaries other than in the Financing Account (as defined in the Purchase Agreement), plus (ii) the amount of contracted revenue and accounts receivable due within thirty (30) days, minus (B) the sum of (i) the amount of payables and other short-term liabilities due within thirty (30) days other than litigation related fees and expenses in connection with the Claims (as defined in the Purchase Agreement), plus (ii) the amount of the near term unfunded commitment set forth on Schedule 1.4 of the Purchase Agreement, plus (iii) any contingent obligations or liabilities where the likelihood of the liability is probable and reasonably estimable; provided, however, that, in the case of clauses (A)(i) and (A)(ii), any amounts that constitute the Series A Redemption Price portion of Adverse Party Proceeds or Licensing Proceeds shall be excluded.
"NE Redemption" has the meaning set forth in Section 8.1.
"NE Redemption Price" has the meaning set forth in Section 8.1.
"Original Purchase Price" means $100 per Share.
"Permitted Liens" means: (i) statutory liens for taxes that are not yet due and payable or liens for taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) any attachment or judgment lien if the judgment it secures, within 90 days after the entry thereof, has been discharged or execution thereof stayed pending appeal, or shall have been discharged within 90 days after the expiration of any such stay, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (vi) liens existing on the Date of Issuance, (vii) operating leases or capital leases, (viii) licenses of the Corporation’s patents, patent applications and other intellectual property, and (ix) liens incidental to the conduct of business (including fees and costs of counsel).
"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.
"Preferred Stock" has the meaning set forth in the Recitals.
"Purchase Agreement" means that certain Series A Preferred Stock Purchase Agreement dated as of May 20, 2016, by and among the Corporation and the purchasers listed on Exhibit A thereto.
"Redemption Price" has the meaning set forth in Section 8.1.
"Series A Election Notice" has the meaning set forth in Section 8.3.
"Series A Preferred Stock" has the meaning set forth in Section 1.
"Series A Preferred Stock Breach" has the meaning set forth in Section 9.1.

"Series A Redemption" has the meaning set forth in Section 8.1.
"Series A Redemption Date" has the meaning set forth in Section 8.4.
"Series A Redemption Notice" has the meaning set forth in Section 8.4.
"Series A Redemption Price" has the meaning set forth in Section 8.1.
"Share" means a share of Series A Preferred Stock.
"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.
3.    Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Shares of the Series A Preferred Stock shall rank senior to all other classes of securities of the Corporation.
4.    Dividends.
4.1    Accrual and Payment of Dividends on the Series A Preferred Stock. Unless otherwise declared by the Board (and then when, if and as declared by the Board), the Series A Preferred Stock will not accrue dividends.
4.2    Participating Dividends. The Corporation shall not declare or pay dividends on the Common Stock, any other series of Preferred Stock, or any other securities of the Corporation at any time while the Series A Preferred Stock is outstanding without the prior written consent of the holders of a Majority in Interest.
5.    Liquidation.
5.1    Liquidation; Deemed Liquidation
(a)    Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, a "Liquidation"), the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash (when, if and as of such Liquidation) equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares.

(b)    Deemed Liquidation. Unless the holders of a Majority in Interest elect otherwise, the occurrence of a Deemed Liquidation shall constitute a Liquidation for purposes of this Section 5. Upon the occurrence of any such Deemed Liquidation, the holders of the Series A Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this Section 5 upon the occurrence of a Liquidation, including the right to receive (when, if and as of such Liquidation) a full preferential payment of the aggregate Liquidation Value of all Shares held by such holders, plus all unpaid accrued and accumulated dividends on all such Shares.
(c)    Deemed Liquidation Procedures. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of Section 5.1(b), including, without limitation, (i) in the case of a Deemed Liquidation structured as a merger, consolidation or similar reorganization, causing the definitive agreement relating to such transaction to provide for the payment of the Liquidation Value to the holders of the Series A Preferred Stock, or (ii) in the case of a Deemed Liquidation structured as an asset sale, as promptly as practicable following such transaction, either dissolving the Corporation and distributing the assets of the Corporation in accordance with applicable law or redeeming all outstanding Shares of Series A Preferred Stock and, in the case of both (i) and (ii), giving effect to the preferences and priorities set forth in Section 3 and Section 5. The Corporation shall promptly provide to the holders of Series A Preferred Stock any and all information concerning the terms of any Deemed Liquidation as they may reasonably request.
5.2    Insufficient Assets. If upon any Liquidation (or Deemed Liquidation) the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Preferred Stock the full preferential amount to which they are entitled under Section 5.1, (a) the holders of the Shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation (or Deemed Liquidation) if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.
5.3    Notice.
(a)    Notice Requirement. In the event of any Liquidation (or Deemed Liquidation), the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.
(b)    Notice Waiting Period. The Corporation shall not consummate any voluntary Liquidation (or Deemed Liquidation) of the Corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided, that any such period may be shortened upon the written consent of the holders of all the outstanding Shares.
6.    Voting.
6.1    Voting Generally. Except as set forth in Section 6.3 below or as may be required by applicable law, the Series A Preferred Stock shall be non-voting.
6.2    Election of Directors. The holders of Series A Preferred Stock shall have the rights with respect to the election of directors as are set forth in the Purchase Agreement.
6.3    Special Voting Rights. Without the prior written consent of the holders of a Majority in Interest, voting separately as a single class with one vote per Share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 6.3 (any such action or transaction without such prior written consent being null and void ab initio and of no force or effect) as follows:
(a)    create, or authorize the creation of, any additional class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation) or issue or sell, or obligate itself to issue or sell, any securities of the Corporation or any Subsidiary (or any security convertible into or exercisable for any class or series of capital stock of the Corporation or any Subsidiary); provided, however, that the Corporation may issue any of the following securities without the consent of the holders of a Majority in Interest: (i) equity securities of the Corporation or any Subsidiary or other securities issued on a pro rata basis as a dividend or distribution on, or in connection with a split of or recapitalization of, any of equity securities of the Corporation or any Corporation Subsidiary; (ii) shares of Common Stock issued pursuant to awards issued under the Corporation’s equity incentive plans to employees, directors or consultants of the Corporation or any Corporation Subsidiary; or (iii) shares of any Corporation Subsidiary in which following such issuance, such Corporation Subsidiary is directly or indirectly a wholly-owned subsidiary of the Corporation;

(b)    redeem, purchase or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any capital stock of the Corporation; provided, that this restriction shall not apply to (i) the redemption or repurchase of or the payment of dividends on Shares of Series A Preferred Stock pursuant hereto, or (ii) stock repurchases by the Corporation of shares of Common Stock held by the Persons to be referenced in a letter to be provided by the Corporation to the Purchaser set forth in the Purchase Agreement promptly following the closing pursuant to the Purchase Agreement;
(c)    effect, or enter into any agreement to effect, a Deemed Liquidation;
(d)    change or extend the nature or scope of the Corporation’s business;
(e)    other than as contemplated by this Certificate of Designation, amend, alter, modify or repeal the Certificate of Incorporation, this Certificate of Designation or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary in a manner adversely affecting the rights, preferences or privileges of the Series A Preferred Stock,;
(f)    declare bankruptcy, dissolve, liquidate or wind up the affairs of the Corporation or any Subsidiary of the Corporation;
(g)    issue, or cause any Subsidiary of the Corporation to issue, any indebtedness or debt security, other than trade accounts payable and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase or otherwise alter in any material respect the terms of any indebtedness previously approved or required to be approved by the holders of the Series A Preferred Stock, other than the incurrence of debt solely to fund the payment of dividends on the Series A Preferred Stock that are accrued and unpaid, or solely to fund the redemption of the Series A Preferred Stock pursuant to Section 8 or Section 9.2(b);
(h)    allow or permit any liens, encumbrances, claims or charges to be created on or against any assets of the Corporation or its Subsidiaries, other than as relates to the Litigation disclosed in Schedule 2.8 of the Purchase Agreement (up to the amounts set forth therein) or Permitted Liens not to exceed $100,000 in the aggregate at any time;
(i)    expand the board of directors of the Corporation beyond the eight (8) currently authorized, other than in accordance with the Purchase Agreement
(j)    enter into any related party transaction other than with related parties set forth in Schedule 2.6(a) of the Purchase Agreement at substantially the same historic levels;

(k)    other than with respect to equity incentive compensation awards, enter into, terminate or modify employment contracts with any officers of the Corporation or its Subsidiaries, grant or increase base compensation of any officers of the Corporation or its Subsidiaries or award, adopt or amend any bonus, profit sharing, incentive, severance or other plan, contract or commitment for the benefit of any officers or directors of the Corporation or its Subsidiaries; provided, that an increase of ten percent (10%) or less in cash compensation from the prior year shall not be subject to such consent;
(l)     acquire, or cause a Subsidiary of the Corporation to acquire, in any transaction or series of related transactions, the stock or any material assets of another Person, or enter into any joint venture with any other Person;
(m)    use, or permit the use of, the proceeds from the sale of the Series A Preferred Stock other than as provided in Section 1.3 of the Purchase Agreement;
(n)    enter into, or become subject to, any agreement or instrument or other obligation which by its terms restricts the Corporation's ability to perform its obligations under this Certificate of Designation or the Purchase Agreement, including the ability of the Corporation to pay dividends or make any redemption or other liquidation payment required hereunder; or
(o)    agree or commit to do any of the foregoing.
Notwithstanding anything herein to the contrary, in no event shall any of the foregoing provisions in this Section 6.3 inhibit the Corporation’s ability to enter into licensing or settlement agreements (or any similar agreements) in connection with its patents with any Person (other than a related party).
7.    Call Right. At any time following the first anniversary of the Date of Issuance, the Corporation shall have the right, exercisable any time, to purchase and redeem all or any portion of the Series A Preferred Stock for a purchase price per Share of Series A Preferred Stock (when, if and as so called by the Corporation) equal to the Liquidation Value, determined as of the date on which the repurchase and redemption is consummated. Any such redemption shall be on a pro rata basis among the holders of Series A Preferred Stock. The Corporation shall provide written notice to each holder of Series A Preferred Stock of its intention to effect a repurchase and redemption pursuant to this Section 7, which notice shall specify a date of redemption not less than five business days after the date of the notice.
8.    Redemption.
8.1    Redemption. Subject to the provisions of Section 9.2(b), at any time and from time to time on or after the Date of Issuance, any holder of Series A Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of such holder’s outstanding

Shares of Series A Preferred Stock redeemed by the Corporation (a "Series A Redemption") for a price per Share (when, if and as so elected by such holder of Series A Preferred Stock) equal to the Liquidation Value, determined as of the date on which the repurchase and redemption is consummated; provided, however, that the maximum number of Shares of Series A Preferred Stock that the Corporation shall be required to redeem in connection with any single Series A Redemption election under this Section 8.1 shall not exceed the quotient of (a) the sum of (i) the product of (1) the aggregate amount of any Licensing Proceeds received by the Corporation during the period of time commencing on the Date of Issuance and ending on the applicable date of the Corporation’s receipt of the Series A Election Notice, less the aggregate amount of Licensing Proceeds covered in any prior Series A Redemption Notice by the Corporation pursuant to this Section 8.1, and (2) the Licensing Redemption Percentage, plus (ii) the product of (1) the aggregate amount of any Adverse Party Proceeds received by the Corporation during the period of time commencing on the Date of Issuance and ending on the applicable date of the Corporation’s receipt of the Series A Election Notice, less the aggregate amount of Adverse Party Proceeds covered in any prior Series A Redemption Notice by the Corporation pursuant to this Section 8.1, and (2) the Adverse Party Redemption Percentage, plus (iii) all unpaid accrued and accumulated dividends on such Shares (the sum of such amounts, the "Series A Redemption Price"), divided by (b) the per Share Liquidation Value on the date of redemption. For purposes of determining the Series A Redemption Price, the following definitions shall apply:
(a)    “Adverse Party Proceeds” means (A) any and all gross monetary awards, damages, fees, recoveries, judgments or other property or value recovered by or on behalf of the Corporation or its Affiliates on account or as a result or by virtue (directly or indirectly) of the Corporation’s Claims against any Adverse Parties (as such terms are defined in the Purchase Agreement), plus (B) any licensing, royalty or similar gross revenue from any Adverse Party, in each instance of clause (A) or (B) whether by negotiation, litigation, arbitration, mediation, diplomatic efforts, lawsuit, settlement, decree, judgment or otherwise.
(b)    “Adverse Party Redemption Percentage” means (A) from the Date of Issuance until May 20, 2017, fifty percent (50%); (B) from May 20, 2017 until May 20, 2018, seventy percent (70%); and (C) on and after May 20, 2018, eighty percent (80%).
(c)     “Licensing Proceeds” means (A) any gross licensing, royalty or similar revenue recovered by or on behalf of the Corporation or its Subsidiaries received from any third party other than an Adverse Party after the Date of Issuance, whether pursuant to an agreement or arrangement entered into before, on or after the Date of Issuance; and (B) any distributions received by the Corporation or its Subsidiaries from JVP VII Cyber Strategic Partners, L.P. (“JVP”) related to the Corporation’s investment in JVP.

(d)    “Licensing Redemption Percentage” means (A) from the Date of Issuance until May 20, 2017, twenty percent (20%); (B) from May 20, 2017 until May 20, 2018, thirty percent (30%); and (C) on and after May 20, 2018, forty percent (40%).
8.2    NE Redemption. In addition to the rights of the holders of Shares of Series A Preferred Stock to require a Series A Redemption pursuant to Section 8.1, at any time and from time to time following the occurrence of a Negative Litigation Event or a Negative Treasury Event, any holder of Series A Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of such holder’s outstanding Shares of Series A Preferred Stock redeemed by the Corporation (an "NE Redemption") for a price per Share (when, if and as so elected by such holder of Series A Preferred Stock) equal to the Liquidation Value of such Shares, plus all unpaid accrued and accumulated dividends on such Shares (the "NE Redemption Price").
8.3    Any such Series A Redemption or NE Redemption shall occur not more than thirty (30) days following receipt by the Corporation of a written election notice (the "Series A Election Notice") from any holder of Series A Preferred Stock, stating the aggregate number of Shares to be redeemed by such holder. In exchange for the surrender of each Share of Series A Preferred Stock to the Corporation, the Corporation shall pay to the holder thereof the Series A Redemption Price or the NE Redemption Price (as applicable, the “Redemption Price”), multiplied by the number of Shares of Series A Preferred Stock being surrendered by such holder, which shall be payable in immediately available funds on the Series A Redemption Date.
8.4    Redemption Notice. As promptly as practicable, but in no event later than ten (10) days, following receipt of a Series A Election Notice, the Corporation shall send written notice (the "Series A Redemption Notice") of its receipt of a Series A Election Notice to each holder of record of Series A Preferred Stock. Each Series A Redemption Notice shall state:
(a)    the number of Shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Series A Redemption Date specified in the Series A Redemption Notice;
(b)    the date of the closing of the redemption, which pursuant to Section 8.3 shall be no later than thirty (30) days following receipt by the Corporation of the Series A Election Notice (the applicable date, the "Series A Redemption Date"); and
(c)    the manner and place designated for surrender by the holder to the Corporation of his, her or its certificate or certificates representing the Shares of Series A Preferred Stock to be redeemed.
8.5    Insufficient Funds; Remedies For Nonpayment.

(a)    Insufficient Funds. If on any Series A Redemption Date, the assets of the Corporation legally available are insufficient to pay the full amount of the Redemption Price for the total number of Shares elected to be redeemed pursuant to Section 8.1 or 8.2, the Corporation shall (i) take all appropriate action reasonably within its means to maximize the assets legally available for paying the Redemption Price, (ii) redeem out of all such assets legally available therefor on the applicable Series A Redemption Date the maximum possible number of Shares that it can redeem on such date, pro rata  among the holders of such Shares to be redeemed in proportion to the aggregate number of Shares elected to be redeemed by each such holder on the applicable Series A Redemption Date and (iii) following the applicable Series A Redemption Date, at any time and from time to time when additional assets of the Corporation become legally available to redeem the remaining Shares, the Corporation shall immediately use such assets to pay the remaining balance of the aggregate Redemption Price.
(b)    Remedies For Nonpayment. If on any Series A Redemption Date, all of the Shares elected to be redeemed (subject to the limitations imposed by the Adverse Party Redemption Percentage and the Licensing Redemption Percentage) pursuant to a Series A Election Notice are not redeemed in full by the Corporation by paying the entire Redemption Price, then, until such Shares are fully redeemed and the Redemption Price is paid in full, (i) all of the unredeemed Shares shall remain outstanding and continue to have the rights, preferences and privileges expressed herein, (b) interest on the unpaid portion of the aggregate Redemption Price shall accrue daily in arrears at a rate equal to 15.0% per annum (the “Default Rate”), compounded quarterly, and (c) the holders of the unredeemed Shares shall have the remedies set forth in Section 9.2. Without limiting the generality of the foregoing, it is understood and agreed that the interest payable pursuant to this Section 8.5(b) shall be due and payable on any subsequent redemption of the Series A Preferred Stock and shall constitute part of the Redemption Price, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of the lost profits suffered by each holder of Shares of Series A Preferred Stock as a result thereof. Any interest payable pursuant to this Section 8.5(b) shall be presumed to be the liquidated damages sustained by each holder as the result of the failure to redeem such holder in full, and the Corporation agrees that it is reasonable under the circumstances currently existing. THE CORPORATION EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING INTEREST IN CONNECTION WITH ANY SUBSEQUENT REDEMPTION. The Corporation expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Default Rate is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Default Rate shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Corporation and the holders of Shares of Series A Preferred Stock giving specific consideration in this transaction for such agreement to pay the Default Rate; and (D) the Corporation shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Corporation expressly acknowledges that its agreement to pay the Default Rate as herein described is a material inducement to the holders of Shares of Series A Preferred Stock to purchase the Shares.
8.6    Surrender of Certificates. On or before the Series A Redemption Date, each holder of Shares of Series A Preferred Stock shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series A Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series A Redemption Notice. Each surrendered certificate shall be canceled and retired and the Corporation shall thereafter make payment of the applicable Series A Redemption Price by certified check or wire transfer to the holder of record of such certificate; provided, that if less than all the Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Shares shall be issued in the name of the applicable holder of record of canceled stock certificate.
8.7    Rights Subsequent to Redemption. If on the applicable Series A Redemption Date, the Redemption Price is paid (or tendered for payment) for any of the Shares to be redeemed on such Series A Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered shall cease, and such Shares shall no longer be deemed issued and outstanding.
9.    Breach of Obligations.
9.1    Series A Preferred Stock Breach. A breach by the Corporation of the rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 9.1 (each such event or condition, a "Series A Preferred Stock Breach"), whether such event or condition occurs voluntarily or involuntarily, by operation of law or pursuant to any judgment, order, decree, rule or regulation and regardless of the reason or cause of such event or condition:
(a)    Nonpayment of Redemption or Liquidation Payments. The failure of the Corporation to make any (i) redemption payment when due pursuant to Section 8 or (ii) liquidation payment when due pursuant to Section 5, in each case whether or not such payment is legally permissible or is otherwise prohibited.
(b)    Breach of Veto Rights. The Corporation or any of its Subsidiaries breaches or otherwise fails to perform or observe any of the covenants or agreements contained in Section 6.3, including by attempting to take any action requiring the affirmative consent of a Majority in Interest of the holders of the Series A Preferred Stock without first obtaining such consent.

(c)    Breach of Purchase Agreement. The Corporation or any of its Subsidiaries breaches or otherwise fails to perform or observe any of the covenants or agreements contained in the Purchase Agreement.
(d)    Bankruptcy or Insolvency. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.
(e)    Judgments. A judgment in excess of $200,000 is rendered against the Corporation or any of its Subsidiaries and such judgment is not (i) either discharged or execution thereof stayed pending appeal, in each case within ninety (90) days after entry thereof, or (ii) discharged within ninety (90) days after the expiration of any stay pending appeal.
9.2    Consequences of Breach. In addition to any other rights which a holder of Shares of Series A Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series A Preferred Stock shall have the rights and remedies set forth in this Section 9.2 on the occurrence of a Series A Preferred Stock Breach.
(a)    Security Interest. Upon the occurrence of a Series A Preferred Stock Breach, the holders of Shares of Series A Preferred Stock (for purposes of this Section, the “Secured Parties”) shall have, and the Corporation hereby grants to the Secured Parties, a first-in-priority pledge over and security interest in all Collateral. This Agreement shall constitute a “security agreement”, “lien”, “charge” (or the equivalent under applicable law) and “pledge” in favor of the Secured Parties for that purpose, and the security interest hereby created shall be in express priority to any rights of any other Person in and to the Collateral. The Corporation shall (i) execute upon demand, and each holder of Shares of Series A Preferred Stock may file, any appropriate documents and agreements (including security agreements) as required under applicable law for the purpose of perfecting the security interest in the Collateral and as notice to third parties that the Corporation has conveyed its interest in the Collateral, and (ii) deliver any and all documents, instruments or certificates related to the creation and perfection of the security interest as the Secured Parties may reasonably require from time to time. For purposes of this Section 9.2, “Collateral” shall mean each of the following of the Corporation and its Subsidiaries (as such capitalized terms are defined in Article 8 or Article 9, as applicable, of the Delaware Uniform Commercial Code): (a) Accounts, (b) Chattel Paper, (c) Commercial Tort Claims, (d) Deposit Accounts, (e) Documents, (f) General Intangibles, (g) Goods, (h) Instruments, (i) Investment Property, (j) Letter-of-Credit Rights and Letters of Credit, (k)

Supporting Obligations, (l) Disbursements, (m) Proceeds, (n) Judgment Collateral, (o) all books, records, writings, databases, information and other property relating to, used or useful in connection with, evidencing, embodying, incorporating or referring to, any of the foregoing, (p) all Proceeds of the foregoing, and, to the extent not otherwise included, (i) all payments under insurance and (ii) all tort claims, and (q) all other property and rights of every kind and description and interests therein. The Secured Parties shall use their commercially reasonable best efforts to release any security interest obtained pursuant to this Section 9.2(a) within ten (10) business days following the Corporation’s cure of the applicable Series A Preferred Stock Breach.
(b)    Redemption Right. Notwithstanding the earliest date for redemption set forth in Section 8.1 or 8.2, if a Series A Preferred Stock Breach has occurred (other than a Series A Preferred Stock Breach described in Section 9.1(c)), each holder of Series A Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of such holder’s outstanding Shares of Series A Preferred Stock immediately redeemed by the Corporation for a price per Share (when, if and as so elected by such holder of Series A Preferred Stock) equal to the Liquidation Value of such Shares, plus all unpaid accrued and accumulated dividends on such Share (whether or not declared). Any such redemption shall occur not more than thirty (30) days following receipt by the Corporation of a Series A Election Notice, stating the number of Shares to be redeemed. Any such redemption shall otherwise be executed in accordance with the provisions of Section 8, applied mutatis mutandis.
(c)    Automatic Redemption on Bankruptcy. Notwithstanding the earliest date for redemption set forth in Section 8.1 or 8.2, if a Series A Preferred Stock Breach described in Section 9.1(c) has occurred, all of the then outstanding Shares of Series A Preferred Stock shall be subject to redemption immediately without any action required by the holders of Shares of Series A Preferred Stock, for a price per Share (when, if and as such breach has occurred) equal to the Liquidation Value of such Shares, plus all unpaid accrued and accumulated dividends on such Share. Any such redemption shall occur immediately and shall otherwise be executed in accordance with the provisions of Section 8, applied mutatis mutandis.
10.    Reissuance of Series A Preferred Stock. Any Shares of Series A Preferred Stock redeemed, converted or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.
11.    Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 11).
12.    Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by (i) the Corporation and (ii) a Majority in Interest, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series A Preferred Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation has been duly executed on behalf of the Corporation as of the date first set forth above.

FINJAN HOLDINGS, INC.

By:     /s/ Philip Hartstein
Name:     Philip Hartstein
Title:     President and Chief Executive Officer